June 6, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           China Growth Corporation
Amendment No. 2 to Form 8-K
Filed April 18, 2011
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed October 13, 2010
File No. 000-52339

Dear Mr. Reynolds:

We hereby submit the responses of China Growth Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated May 6, 2011, to Mingzhuo Tan of the Company in regard to the above-referenced Current Report on Form 8-K filed on December 21, 2010 (the “Original Form 8-K”), the amendment No.2 to the Original Form 8-K and the annual report on Form 10-K filed on April 15, 2011(the “Original Form 10-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 3 to the Original Form 8-K (the “Form 8-K Amendment No. 3”) and Amendment No.1 to the Original Form 10-K (the “Form 10-K Amendment No. 1”) both filed with the Securities and Exchange Commission on June 6, 2011. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Form 8-K and the Original Form 10-K , as amended by the Amendment.

Amendment No. 2 to Form 8-K filed April 18, 2011

General

1.
We note your Exhibit 10.31 filed in response to comment three in our letter dated March 24, 2011. In addition to your limestone mining contract, please disclose your bauxite mining contract as an exhibit to your filing.  Please tell us why there is no delivery fee associated with your limestone contract.

Company Response:  We have included our form bauxite entrusting extraction contract as Exhibit 10.32 to the Form 8-K Amendment No.3 and as Exhibit 10.34 to the Form 10-K Amendment No.1 We clarify that there has been delivery fees associated with our limestone and bauxite entrusting extraction contract, which terms are typically provided under Section 4(1) and 4(2) of our form contracts.

2.
We note your response to comment six in our letter dated March 24, 2011.  Your quantity of finished goods does not appear to coincide with the annual production and distribution numbers provided on page 13 of your filing.  Please advise.

Company Response: We have revised to reconcile the quantity of finished goods on page 26 of the Form 8-K Amendment No. 3 and the annual production and distribution numbers on page 13of the Form 8-K Amendment No.3.

3.	For additional clarity, as supplemental information please provide a description of your raw material through finished goods processing operations.

Company Response:  We have provided as supplemental information our raw material through finished goods processing operations.

4.	Please disclose your average production cost and average sales price for each of your products.

Company Response:  We have disclosed our average production cost and average sales price for 2010 for each of our products on page 27 of the Form 8-K Amendment No.3.

5.
We note your response to comment nine in our letter dated March 24, 2011.  As supplemental information and not as part of your filing, please submit your Guizhou Nonferrous Geology Engineering Survey Company reports for each of your four mines.  Please provide the requested information translated into English, preferably on a CD and formatted as Adobe PDF files.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Company Response:  We have provided the requested information translated into English on a CD and formatted as Adobe PDF files as supplemental information. We desire the return of such supplemental material and have also made a written request with the letter of transmittal and included a pre-paid, pre-addressed shipping label to facilitate the return.

Research and Development Activities, page 10

6.
We note your response to comment 14 in our letter dated March 24, 2011, and your statement that the expenditures do not meet the requirements to be classified as research and development costs under ASC 730.  Please revise your disclosure to indicate an estimate of the amount spent during each of the last two fiscal years on research and development activities as required by Item 101 of Regulation S-K.

Company Response:  We have revised our disclosure on page 10 of the Form 8-K Amendment No.3 to include an estimate of the amounts spent on research and development activities during 2010 and 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Production Capability, page 47

7.
We note your revised disclosure, particularly the redactions and the sentence: “*Note: Portions of the information above have been omitted pursuant to a request for confidential treatment.”  We have yet to receive your request for confidential treatment.  In addition, we know of no basis for requesting confidential treatment for disclosure in a public filing.  Please revise accordingly.

Company Response:  We have revised to abandon our request for confidential treatment and include disclosure of our production capacity of water purifying agent and HAC powder on page 47 of the Form 8-K Amendment No.3.

8.
We note your response to comment 18 in our letter dated March 24, 2011, and your deleted disclosure. Please revise to clarify that the company does not have a concrete plan with respect to the steps to be taken to expand its production and that it does not have a reasonable estimate of the capital expenditures associated with the expansion.

Company Response: We have revised to clarify on page 47of the Form 8-K Amendment No. 3 that we presently do not have a concrete plan in expanding our production capacity, and therefore we are not able to estimate capital expenditures associated with expansion with reasonable certainty.
Wealth Environmental Protection Group, Inc., Consolidated Financial Statements for the years ended December 31, 2009 and 2008, Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 3

9.
Please obtain and file an audit report that contains either a manual signature or a conformed signature, and indicates the city and state where issued.  Refer to Rule 2-02(a)(2) and (a)(3) of Regulation S-X.

Company Response: We have obtained and filed an audit report that contains a conformed signature, and indicates the city and state where issued.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 15

10.
We note in your response to comments 19-24 of our letter dated January 18, 2011 that your CFO, Mr. Chan, is primarily responsible for preparing and supervising the preparation of your financial statements, and in response to comment 17 of our letter dated March 24, 2011 that Mr. Chan is not a certified public accountant or certified management accountant and has limited education and training with GAAP. Based on your responses, there are several factors that indicate you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand to include a risk factor to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP, including that your books and records are maintained and prepared in PRC GAAP and that the employee who has the primary responsibility of preparing and supervising the preparation of the financial statements under GAAP does not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.

Company Response:  We have expanded to include a risk factor on page 21 of the Form 10-K Amendment No.1 to describe our books and records are maintained and prepared in PRC GAAP and that the employee who has the primary responsibility of preparing and supervising the preparation of the financial statements under GAAP does not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.

Item 5. Market for Registrant’s Common Equity…, page 49

11.
We note your disclosure that, as of April 15, 2011, there are 998,275 ordinary shares issued and outstanding. Please reconcile this statement to your disclosure on page 69 that there were 27,951,700 ordinary shares and 444,804 preference shares issued and outstanding as of April 15, 2011, or revise as necessary.

Company Response:  We have revised our disclosure of the number of the ordinary shares issued and outstanding as of April 15, 2011 under Item 5 Market for Registrant’s Common Equity on page 49 of the Form 10-K Amendment No.1.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 57

Cash Flow Information, page 59

12.
We note that your reconciliation of the effect of exchange rates on cash and cash equivalents is for the nine months ended September 30, 2010 and fiscal year ended December 31, 2008, as also presented in the Form 8-K/A2 filed on April 18, 2011. Please revise to provide a reconciliation for your fiscal years ended December 31, 2010 and 2009 that are presented in the Form 10-K.

Company Response: We have revised to provide a reconciliation of the effect of exchange rates on cash and cash equivalents on page 59 for our fiscal years ended December 31, 2010 and 2009 that are presented in the Form 10-K Amendment.

Item 9A. Controls and Procedures, page 60

13.
We note your conclusion that your disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) were effective as of December 31, 2010.  Please explain to us how you considered the restatement of your December 31, 2009, December 31, 2008, September 30, 2010 and September 30, 2009 financial statements, and your lack of accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP in your evaluation of and ultimate conclusion that DC&P and ICFR were effective as of December 31, 2010. Also tell us any control deficiencies you identified and explain to us how you evaluated the severity of each control deficiency in order to determine whether it was a material weakness.  Refer to Section II.B.1 of SEC Release No. 33-8810 for additional guidance.

Company Response: We believe that the restatement of the December 31, 2009, December 31, 2008, September 30, 2010 and September 30, 2009 financial statements will not bear upon our ultimate conclusion of the effectiveness of our DC&P and ICFR as of December 31, 2010, because the foregoing are financial statements of the registrant for the periods prior to the reverse merger occurred and were prepared by personnel other than our current management. The reverse merger closed on December 15, 2010 resulted in the current management of the Company having actual or effective voting and operating control of the registrant, including controls and procedures in preparing financials statements. We believe that the deficiency or material weakness that has caused the restatement of the above mentioned financials have been effectively cured due to the change of management in control.

However, we consider that the lack of accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP is a deficiency or a combination of deficiencies in our DC&P and ICFR and we evaluated that as of December 31, 2010 such deficiency or a combination of deficiencies constitutes a material weakness. This material weakness could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. Our management concluded that, due to the above indentified material weakness, as of December 31, 2010, the Company’s disclosure controls and procedures were not effective to ensure that information required to be included in our periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-3

14.
Please obtain and file an audit report that contains either a manual signature or a conformed signature, and indicates the city and state where issued.  Refer to Rule 2-02(a)(2) and (a)(3) of Regulation S-X.

Company Response: We have obtained and filed an audit report that contains a conformed signature, and indicates the city and state where issued.

Notes to Consolidated Financial Statements, page F-9

(2) Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

15.
We note in response to comment 25 of our letter dated March 24, 2011 that you revised your disclosure to clarify that you bill value added taxes at the time of sale. We further note that you continue to disclose that value added taxes are collected at the time of sales.  Please revise your disclosure as necessary.

Company Response: We have revised our disclosure to clarify that value added taxes are billed at the time of sale.

 (9) Contingencies and Commitments, page F-30

Asset Retirement Obligation, page F-30

16.
We note that according to the “Rules on Mineral Resources Administration” and “Rules on Land Rehabilitation” of the PRC, mining companies causing damages to cultivated land, grassland or forest are required to restore the land to a state approved by the local governments.  We further note that the local governments administering the “Rules on Mineral Resources Administration” and “Rules on Land Rehabilitation” on the Company’s four mines have confirmed that the Company is not required to restore or rehabilitate the two mining sites.  Please confirm our understanding that you are required to restore and rehabilitate two of your four mining sites and, if so, quantify for us your asset retirement obligations and tell us how you considered the FASB ASC 410-20-50-1 and 50-2 disclosure requirements.

Company Response:  We have revised to clarify that none of our mining properties cause damages to cultivated land, grasslands or forests occurs, and based on an analysis of the rehabilitation requirements, our management believes that we are not required to restore or rehabilitate any of our four mining sites.

 Section 302 Certification, Exhibit 31

17.
We note the multiple references to the quarterly report included in the Section 302 Certifications with your annual report on Form 10-K.  Please revise to remove these references from your certifications so that they conform to that found in Item 601(b)(31) of Regulation S-K.

Company Response: We have revised to remove these references from your certifications so that they conform to that found in Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard Anslow of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

China Growth Corporation

By:        /s/ Mingzhuo Tan
Mingzhuo Tan
Chief Executive Officer